

Nasdaq: PEBO

Investor Presentation

2nd Quarter 2016

Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K") and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission (the "SEC") and each of which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2015 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Overview



- Profile and Investment Rationale

- 2nd Quarter 2016 Performance

- Strategy

- 2016 Performance Outlook

- Appendix



Profile and Investment Rationale



Corporate Profile

- **Financial holding company headquartered in Marietta, Ohio.**
  - Provide a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.3 billion; Loans: $2.1 billion
  - Deposits: $2.5 billion
  - Market capitalization: $396 million
  - Assets Under Management: $2.0 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 4.1 million
    - Median income: $46,588
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 5.0%
    - WV: 6.0%
    - KY: 5.0%
    - US: 4.9%



Market data as of July 21, 2016
Unemployment data as of June 2016
Financial data as of June 30, 2016



Investment Rationale

- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (32% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong, growing fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure, including in-process upgrade to a best-in-class core banking platform
  - Passionate and talented associates
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution, positive operating leverage, efficiency, and credit quality



2nd Quarter 2016 Performance



Second Quarter 2016 Highlights



- Second consecutive quarter delivering $8 million earnings

- Annualized loan growth of 4% with strong performance in both Indirect and Commercial & Industrial Lending

- Asset quality improving with net charge-offs falling to 0.03% of loans, and reduced levels of both criticized and classified loans

  – Classified loans / tier 1 capital at lowest level since the recession

- Expense controls holding core efficiency ratio below 65% (64.85% for the quarter, 64.56% YTD)

- Fee income at 32% of revenues

Summary Financials



	Metrics	QE 6/30/16	QE 3/31/16	O/(U) $	O/(U) %
Balance Sheet Highlights	Investment securities	$ 855,326	$ 885,462	$ (30,136)	-3%
	Gross loans	2,128,790	2,105,115	23,675	1%
	Allowance for loan losses	(17,838)	(17,261)	(577)	3%
	Net loans	2,110,952	2,087,854	23,098	1%
	Total assets	3,333,455	3,294,929	38,526	1%
	Non-interest-bearing deposits	699,695	716,202	(16,507)	-2%
	Interest-bearing deposits	1,833,276	1,870,881	(37,605)	-2%
	Total deposits	2,532,971	2,587,083	(54,112)	-2%
	Stockholders' equity	437,753	428,486	9,267	2%
Income Statement	Net interest income	$ 26,308	$ 25,767	$ 541	2%
	Provision	727	955	(228)	-24%
	Other gains/(losses)	(2)	65	(67)	-103%
	Non-interest income	12,367	13,054	(687)	-5%
	Non-interest expense	26,505	26,282	223	1%
	Income tax expense	3,479	3,654	(175)	-5%
	Net income	$ 7,962	$ 7,995	$ (33)	0%
Key Ratio Metrics	Return on assets	0.97%	0.98%	-0.01%	-1%
	Efficiency ratio (1)	65.08%	64.26%	0.82%	1%
	Pre-provision net revenue / avg assets (1)	1.48%	1.54%	-0.06%	-4%

(1) Non-GAAP financial measure. See Appendix for additional information.



Operating Expenses



Four consecutive quarters of well-controlled expenses



* Non-GAAP financial measure. See Appendix.



Core Efficiency



Efficiency has improved as a result of expense control and revenue growth





* Acquisition of NB&T Financial Group, Inc. ("NB&T") was completed on March 6, 2015
** The Adjusted Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, pension settlement charges, severance charges and certain other non-core expenses.

Loan Growth



Originated loans were up 19% over the prior year quarter, and 9% since year-end





Asset Quality



Criticized and Classified loan levels continue to improve







6/30/16 Credit Exposure Spotlight

Direct credit exposure to energy industry clients remains low at 1.4% of total commitments, and exposure to large relationships was less than 5% of total commitments

% of Total Credit Commitments $ Energy Industry Exposure (Oil/Gas/Coal)	% of Total Credit Commitments $ Large Relationship Exposure (Relationships > $15 MM)







CRE Concentration Analysis



- **CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk**

  - Exposure levels also compare favorably to peer institution concentration levels







- Source: SNL Financial, Commercial Bank Call Report Data as of 3/31/16
- Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)

Loan and Deposit Composition



Loan Portfolio (Excluding Deposit ODs)



Construction 4.7%
Consumer 13.0%
HELOCs 5.1%
CRE 33.3%
Residential Real Estate 26.1%
C & I 17.8%

Deposit Portfolio



Non-Interest Bearing Demand 27.6%
Retail CDs 16.5%
MMDA 15.9%
Public Funds 11.9%
Savings 17.3%
Brokered CDs 0.8%
Interest-Bearing Demand 10.0%

Data as of June 30, 2016



Insurance & Investment Income Composition







Insurance Revenue

Other
1.8%
Performance based
12.6%
Life & Health
12.9%
P&C Personal Lines
14.6%
P&C Commercial Lines
58.1%

Investment Revenue

Employee Benefits
14.0%
Brokerage
28.3%
Fiduciary
57.7%

Trailing Twelve Months from 6/30/16

Business Highlights



- **Commercial Banking**
  - Loans were up $61 million or 5% from June 2015
  - Strong pipeline with $25 million in scheduled net fundings in Q3 2016
  - $20 million lending "house limit" although legal limit is over $40 million
- **Retail Banking**
  - Non-interest bearing DDA at 25% of total deposits
  - $65 million or 47% indirect loan growth compared to June 2015
- **Insurance**
  - Commercial Property & Casualty lines comprising 58% of revenue
  - Expanding Life & Health segment comprising 13% of revenue
- **Trust and Investments**
  - $2.0 billion in assets under management
  - Retirement planning, 401(k) administration, brokerage and trust services



Strategy



Strategic Road Map



"Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life	• Broad Delivery Channels	• M & A	• Right People / Right Job
• Asset Quality	• Delight the Customer	• Sales & Service Process	• Appetite for Winning
• Compliance / Regulatory	• Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions	• Define the Ideal Client Profile for New Relationships	• Culture of Learning
• Operational Risk		• Best Client Retention	• Coaching / Development
• Information Security		• Relationship Reviews; Value Added	• No Whiners / No Excuses
• Change Management	• Consistent Experience at Every Touch Point	• Deepen Relationships / Cross Sell	• Accountability / Performance Metrics
• Execution Risk		• Understand Customer Needs	
• Reputational Risk	• DWYSYWD	• Seek Client Referrals	• Reward / Recognition

How we do it:

1. **Create a Winning Culture:** Embrace change / active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk-adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities



Positive Operating Leverage	• Primary emphasis on revenue growth • Disciplined expense management • Expand revenue vs. expense growth gap beyond 2% • Target core efficiency ratio below 65%
Superior Asset Quality	• Balance growth with prudent credit practices • Improve diversity within the loan portfolio • Preserve key metrics superior to most of our peers
High Quality Balance Sheet	• Adjust earning asset mix by shifting investments to loans • Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Prudent use of capital (dividends, share repurchases & acquisitions)



Strategic Targets



	Metrics	Actual 2015	QE 3/31/16	QE 6/30/16	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (FTE)	3.53%	3.53%	3.57%	3.60% to 3.80%
	Total revenue growth (1)	32.40%	9.02%	-1.50%	5% to 8%
	Total expense growth (1)	35.38%	-14.59%	3.39%	3% to 6%
	Non-interest income to total revenue	32.71%	33.63%	31.98%	35% to 40%
	Efficiency (2)	75.50%	64.26%	65.08%	58% to 62%
Superior Asset Quality	NPAs to total loans + OREO	0.98%	1.00%	1.04%	0.70% to 1.00%
	Net charge-offs to average loans (3)	0.78%	0.09%	0.03%	0.30% to 0.50%
High Quality Balance Sheet	Loans to total assets	63.59%	63.89%	63.86%	60% to 70%
	Deposits to total funding	90.25%	91.24%	88.74%	80% to 90%
	Tier 1 capital	13.68%	13.41%	13.33%	10% to 13%
	Tang. equity to tang. assets (2)	8.69%	8.88%	9.10%	7.50% to 8.50%
Execute on Strategies	Return on equity	2.69%	7.59%	7.45%	Over 10%
	Return on assets	0.35%	0.98%	0.97%	Over 1%
	Pre-provision net revenue to assets (2)	0.96%	1.54%	1.48%	Over 1.80%
	Revenue vs. expense growth gap	-2.98%	23.61%	-4.89%	Over 2%
	Dividend payout (4)	96.35%	34.37%	36.47%	30% to 40%

(1) Annualized. 2015 growth rates reflect impacts from acquisition of NB&T
(2) Non-GAAP financial measure. See Appendix
(3) 2016 quarterly ratio is annualized.
(4) Dividend data reflects amounts declared with respect to earnings for the period indicated.

Current 5 Year Strategy Planning Period = 2015-2019



Strategic Capabilities



Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington	PEOPLES BANCORP	City National	Community Trust	Wes Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
P2P Payments	Yes	Yes	Yes	Yes	No	Pending	Yes	Yes	No	Yes	No
Online Chat	No	No	Yes	No	Yes	Yes ★	No	No	No	Yes	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ★	No	Yes	No	No	No
Prepaid Gift Card	No	Yes	No	Yes	No	Yes	No	Yes	Yes	No	Yes
Employer-Loaded Pay Cards	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Bank group



Information sources as of July 2016

2016 Performance Outlook



2016 Outlook



- **Maintain core efficiency ratio in the 65% range**
  - Expenses met quarterly run rate target of $26.5 million in Q2 providing a ratio of 65.08%, and an adjusted ratio of 64.85%
  - Targeting core efficiency ratio to remain in the 65% range for the year, driven primarily by continuation of expense management initiatives

- **Continue driving organic loan growth**
  - Annualized Q2 loan growth was 4%
  - Optimistic that we can still hit 2016 loan growth target of 6%, but will not sacrifice credit quality

- **Sustain net interest margin in the low 3.50s**
  - Q2 margin was 3.57%, including 11 bps of accretion from acquisitions
  - Expecting margin in the low 3.50s for the year as accretion from acquisitions continues to taper

- **Return to top-quartile asset quality**
  - Q2 net charge-off rate of 3 bps
  - Net charge-offs forecasted at low end of our 20 – 30 bps range for the year



2016 Outlook



- **Complete core banking system platform conversion**
  - Converting to a best-in-class third party platform
  - Will support future growth and improve operational efficiencies

- **Continue executing on acquisition strategy**
  - Primarily focused on insurance and investment opportunities in 2016 to build fee-based revenue. Aiming to move fee-based revenue contribution toward strategic target of between 35 and 40% of revenues
  - With core banking system platform conversion scheduled for 4th quarter 2016, any bank acquisition would not close until mid-2017, at the earliest

- **Maintain strong dividend payout ratio**
  - Continue paying out 30 – 40% of earnings



Appendix



Quarterly Financial Summary



	Metrics	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016
Financial Performance	Diluted EPS	$0.27	$0.22	$0.14	$0.44	$0.44
	Return on common equity	4.69%	3.89%	2.42%	7.59%	7.45%
	Return on assets	0.61%	0.51%	0.32%	0.98%	0.97%
	Pre-provision net revenue to assets (1) (2)	0.99%	1.40%	1.31%	1.54%	1.48%
	Net interest margin (FTE)	3.46%	3.55%	3.56%	3.53%	3.57%
	Efficiency ratio (1)	74.19%	65.81%	67.94%	64.26%	65.08%
	Adjusted efficiency ratio (1) (3)	71.45%	65.30%	64.69%	64.26%	64.85%
Capital	Tier 1 capital	14.06%	13.77%	13.67%	13.41%	13.33%
	Total capital	15.04%	14.97%	14.54%	14.29%	14.23%
	Tang. equity to tang. assets (1)	8.73%	8.88%	8.69%	8.88%	9.10%
	TBV per share (1)	$14.52	$14.86	$14.68	$15.39	$15.93
Asset Quality	NPAs to loans + OREO	1.25%	1.29%	0.98%	1.00%	1.04%
	NPAs to TE + ALLL	8.87%	8.92%	7.05%	7.08%	7.19%
	ALLL to originated loans	1.42%	1.72%	1.19%	1.17%	1.16%
	Net c/o's to avg loans (2)	0.11%	0.15%	2.63%	0.09%	0.03%
	Loan loss prov to avg loans (2)	0.13%	1.14%	1.39%	0.18%	0.14%

(1) Non-GAAP financial measure. See Appendix
(2) Annualized
(3) Excluding acquisition and other non-core expenses



Key Drivers of Shareholder Value





LTM Revenue Growth
Growth largely attributable to NB&T acquisition
29.8%
5.9%
6.5%
PEBO
Peers
$1-5B

NPAs to Loans and OREO
1.00%
1.15%
1.34%
PEBO
Peers
$1-5B

LTM Fee Revenue to Average Assets
1.51%
1.18%
1.07%
PEBO
Peers
$1-5B

Dividend Yield
3.07%
2.75%
2.14%
PEBO
Peers
$1-5B

Peers include: SRCE, CHCO, CCNE, CBU, CTBI, FFKT, FMNB, FISI, FDEF, FFBC, THFF, FRME, GABC, HBNC, LKFN, MSFG, PRK, RBCAA, STBA, SYBT, TMP, TSC, UCFC

$1-5B group represents all publically-traded Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial as of March 31, 2016



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

($ in Thousands)	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016
Income (loss) before income taxes	$ 7,144	$ 5,504	$ 3,008	$ 14,816	$ 11,649	$ 11,441
Add: Provision for loan losses	672	5,837	7,238	14,097	955	727
Add: Loss on debt extinguishment	–	–	–	520	–	707
Add: Loss on loans held-for-sale and OREO	73	50	398	529	1	–
Add: Loss on securities	–	–	–	–	–	–
Add: Loss on other assets	63	1	100	739	30	97
Less: Recovery of loan losses	–	–	–	–	–	–
Less: Gain on debt extinguishment	–	–	–	–	–	–
Less: Gain on loans held-for-sale and OREO	–	–	–	–	–	–
Less: Gains on securities	11	62	56	729	96	767
Less: Gains on other assets	–	–	–	–	–	35
Pre-provision net revenue	**$ 7,941**	**$ 11,330**	**$ 10,688**	**$ 29,972**	**$ 12,539**	**$ 12,170**
Average assets *(in millions)*	$ 3,220	$ 3,210	$ 3,241	$ 3,112	$ 3,273	$ 3,307
Pre-provision net revenue to average assets (a)	0.99%	1.40%	1.31%	0.96%	1.54%	1.48%

(a) Presented on an annualized basis



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

(S in Thousands)	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Total non-interest expense	$ 20,003	$ 22,207	$ 23,981	$ 32,914
Less: intangible amortization	282	367	516	673
Efficiency ratio numerator	**$ 19,721**	**$ 21,840**	**$ 23,465**	**$ 32,241**
Net interest income, fully tax-equivalent	$ 16,375	$ 18,205	$ 20,475	$ 21,828
Non-interest income	9,719	9,861	10,178	11,508
Efficiency ratio denominator	**$ 26,094**	**$ 28,066**	**$ 30,653**	**$ 33,336**
Efficiency ratio	**75.58%**	**77.82%**	**76.55%**	**96.72%**



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

Total non-interest expense	$ 28,778	$ 26,112	$ 27,277	$ 115,081	$ 26,282	$ 26,505
Less: intangible amortization	1,144	1,127	1,133	4,077	1,008	1,007
Efficiency ratio numerator	**$ 27,634**	**$ 24,985**	**$ 26,144**	**$ 111,004**	**$ 25,274**	**$ 25,498**
Net interest income, fully tax-equivalent	$ 25,320	$ 26,061	$ 26,379	$ 99,588	$ 26,275	$ 26,810
Non-interest income	11,926	11,906	12,101	47,441	13,054	12,367
Efficiency ratio denominator	**$ 37,246**	**$ 37,967**	**$ 38,480**	**$ 147,029**	**$ 39,329**	**$ 39,177**
Efficiency ratio	**74.19%**	**65.81%**	**67.94%**	**75.50%**	**64.26%**	**65.08%**



Non-GAAP Measures



CORE NON-INTEREST EXPENSE

Core non-interest expenses are non-GAAP since they exclude the impact of acquisition related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Total non-interest expense	$ 20,003	$ 22,207	$ 23,981	$ 32,914
Less: acquisition related costs	1,272	1,463	1,869	9,044
Less: pension settlement charges	536	361	17	269
Less: other non-core charges	-	-	298	-
Core non-interest expenses	**$ 18,195**	**$ 20,383**	**$ 21,797**	**$ 23,601**

($ in Thousands)	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016
Total non-interest expense	$ 28,778	$ 26,112	$ 27,277	$ 115,081	$ 26,282	$ 26,505
Less: core conversion associated costs	-	-	-	-	-	90
Less: acquisition related costs	732	109	838	10,723	-	-
Less: pension settlement charges	103	83	5	460	-	-
Less: other non-core charges	185	-	407	592	-	-
Core non-interest expenses	**$ 27,758**	**$ 25,920**	**$ 26,027**	**$ 103,306**	**$ 26,282**	**$ 26,415**



Peoples BANCORP

Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of acquisition related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges), and excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Total core non-interest expenses	$ 18,195	$ 20,383	$ 21,797	$ 23,601
Less: intangible amortization	282	367	516	673
Adjusted efficiency ratio numerator	**$ 17,913**	**$ 20,016**	**$ 21,281**	**$ 22,928**
Net interest income, fully tax-equivalent	$ 16,375	$ 18,205	$ 20,476	$ 21,828
Non-interest income	9,719	9,861	10,178	11,508
Efficiency ratio denominator	**$ 26,094**	**$ 28,066**	**$ 30,654**	**$ 33,336**
Adjusted efficiency ratio	68.65%	71.32%	69.42%	68.78%



Peoples BANCORP

Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of acquisition related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges), and excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016
Total core non-interest expenses	$ 27,758	$ 25,920	$ 26,027	$ 103,306	$ 26,282	$ 26,415
Less: intangible amortization	1,144	1,127	1,133	4,077	1,008	1,007
Adjusted efficiency ratio numerator	**$ 26,614**	**$ 24,793**	**$ 24,894**	**$ 99,229**	**$ 25,274**	**$ 25,408**
Net interest income, fully tax-equivalent	$ 25,320	$ 26,061	$ 26,379	$ 99,588	$ 26,275	$ 26,810
Non-interest income	11,926	11,906	12,101	47,441	13,054	12,367
Efficiency ratio denominator	**$ 37,246**	**$ 37,967**	**$ 38,480**	**$ 147,029**	**$ 39,329**	**$ 39,177**
Adjusted efficiency ratio	71.45%	65.30%	64.69%	67.49%	64.26%	64.85%



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets, and the related amortization from earning. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
Tangible Equity:					
Total stockholders' equity, as reported	$ 418,164	$ 424,760	$ 419,789	$ 428,486	$ 437,753
Less: goodwill and other intangible assets	151,169	151,339	149,617	148,997	147,971
Tangible equity	$ 266,995	$ 273,421	$ 270,172	$ 279,489	$ 289,782
Tangible Assets:					
Total assets, as reported	$ 3,210,425	$ 3,228,830	$ 3,258,970	$ 3,294,929	$ 3,333,455
Less: goodwill and other intangible assets	151,169	151,339	149,617	148,997	147,971
Tangible assets	$ 3,059,256	$ 3,077,491	$ 3,109,353	$ 3,145,932	$ 3,185,484
Tangible Equity to Tangible Assets:					
Tangible equity	$ 266,995	$ 273,421	$ 270,172	$ 279,489	$ 289,782
Tangible assets	$ 3,059,256	$ 3,077,491	$ 3,109,353	$ 3,145,932	$ 3,185,484
Tangible equity to tangible assets	8.73%	8.88%	8.69%	8.88%	9.10%
Tangible Book Value per Share					
Tangible equity	$ 266,995	$ 273,421	$ 270,172	$ 279,489	$ 289,782
Common shares outstanding	18,391,575	18,400,809	18,404,864	18,157,932	18,185,708
Tangible book value per share	$ 14.52	$ 14.86	$ 14.68	$ 15.39	$ 15.93





Nasdaq: PEBO

Investor Presentation

2nd Quarter 2016